Exhibit 99.1

77 King St. W., Suite 4010 P.O. Box 159 Toronto-Dominion Centre Toronto, ON, M5K 1H1 Canada

GRANITE ACQUIRES TWO PROPERTIES IN THE UNITED STATES AND PROVIDES LEASING UPDATE

April 5, 2018, Toronto, Ontario, Canada – Granite Real Estate Investment Trust (“Granite”) (TSX: GRT.UN / NYSE: GRP.U) ) announced today that it recently acquired two properties in the United States consisting of approximately 1.0 million square feet of gross leasable area for a total purchase price of US$74.1million.

One of the properties (0.4 million square feet) is located in Greencastle, Pennsylvania, approximately 100 miles from Granite’s existing facility in Bethel, Pennsylvania and the other property (0.6 million square feet) is located in Plainfield, Indiana in close proximity to two other Granite-owned properties. These acquisitions build on Granite’s presence in two strong, central U.S. logistic markets.

Both properties were built in 2017, are single tenanted and 100% occupied with a weighted average lease term of approximately 9.5 years. Together, these acquisitions represent an in-going yield of approximately 5.5% and will be immediately accretive to funds from operations and adjusted funds from operations. Granite funded the acquisitions from cash on hand.

Michael Forsayeth, Granite’s CEO, commented that “Consistent with Granite’s strategy, these acquisitions in the U.S. will further reduce Granite’s Magna concentration from 61% to 59% based on gross leasable area and are a step towards replacing the revenue from properties that were sold earlier in the year.”

Granite also announced further progress on renewing leases with expiries in 2018 and re-leasing an existing vacancy. Since announcing its 2017 year end results on March 1, 2018, Granite has renewed or re-leased four properties having approximately 0.9 million square feet and a weighted average lease term of approximately 9.7 years. This includes the re-leasing of a 0.7 million square foot space that was acquired in October 2017 and was expected to be vacated in October 2018.

ABOUT GRANITE

Granite is a Canadian-based REIT engaged in the acquisition, development, ownership and management of predominantly industrial, warehouse and logistics properties in North America and Europe. Granite owns over 85 rental income properties representing approximately 30 million square feet of leasable area. Through the thoughtful deployment of its balance sheet and selective dispositions, Granite is continuing to build a high quality, globally diversified industrial real estate business.

OTHER INFORMATION

Copies of financial data and other publicly filed documents about Granite are available through the internet on the Canadian Securities Administrators’ Systems for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov. For further information, please see our website at www.granitereit.com or contact Michael Forsayeth, Chief Executive Officer, at 647-925-7600 or Ilias Konstantopoulos, Chief Financial Officer, at 647-925-7540.

FORWARD LOOKING STATEMENTS

This press release may contain statements that, to the extent they are not recitations of historical fact, constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation, including the United States Securities Act of 1933, as amended, the United States Securities Exchange Act of 1934, as amended, and applicable Canadian securities legislation. Forward-looking statements and forward-looking information may include, among others, statements regarding the impact of the acquisitions on Granite’s funds from operations and adjusted funds from operations, Granite’s ability to deploy its balance sheet and make selective dispositions, and Granite’s plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, economic performance, expectations, or foresight or the assumptions underlying any of the foregoing. Words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate”, “seek”, “objective” and similar expressions are used to identify forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information should not be read as guarantees of expected impact of the acquisitions on Granite’s funds from operations and adjusted funds from operations, Granite’s ability to deploy its balance sheet and make selective dispositions, or other events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such impact of the acquisitions or other events or performance will be achieved. Undue reliance should not be placed on such statements. Forward-looking statements and forward-looking information are based on information available at the time and/or management’s good faith assumptions and analyses made in light of its perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond Granite’s control, that could cause actual events or results to differ materially from such forward-looking statements and forward-looking information. Important factors that could cause such differences include, but are not limited to, the risks set forth in the annual information form of Granite REIT and Granite GP dated March 1, 2018 (the “Annual Information Form”). The “Risk Factors” section of the Annual Information Form also contains information about the material factors or assumptions underlying such forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information speak only as of the date the statements and information were made and unless otherwise required by applicable securities laws, Granite expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information contained in this press release to reflect subsequent information, events or circumstances or otherwise.